Exhibit 99.1

InterCure Wins Cannolam Arbitration Proceeding

NEW YORK, and HERZLIYA, Israel — October 31, 2023 — InterCure Ltd. (NASDAQ: INCR) (TASE: INCR) (dba Canndoc) (“InterCure” or the “Company”), the leading medical cannabis company in Israel and outside of North America, reports today that, further to the Company’s press release issued on August 31, 2023, in which the Company reported that the Tel Aviv-Jaffa District Court dismissed the lawsuit that filed against the Company by minority shareholders of its subsidiary, Cannolam Ltd. (“Cannolam”), and the parties agreed on a binding arbitration process (the “Arbitration”), in which the amount owed to the Company and the parties will be determined and paid as part of a full separation process, the Company hereby reports that the Arbitration has been concluded, and the arbitrator has decided in favor of the Company on most of the claims presented to him by the Company, while rejecting almost all of the claims presented by the minority shareholders.

Additionally, the arbitrator determined that Cannolam owes InterCure significant amounts (tens of NIS millions), which InterCure has claimed as part of the Arbitration, in recognition of InterCure’s ongoing support to Cannolam. The minority shareholders did not transfer their part of the Cannolam debt owed to InterCure, and as a result, in accordance with the Arbitration decision, their shares in Cannolam were transferred to InterCure.

As a result, as of the date hereof, InterCure now holds 100% of the shares in Cannolam, which has the exclusive right to use the “Cookies™” brand in Israel and other territories. Cannolam is the leading pharmacy chain specializing in dispensing pharmaceutical-grade cannabis. It operates under Givol™ and Cookies™ branded locations.

The CEO of InterCure, Alexander Rabinovich, commented: “We are pleased to announce the end of the arbitration process and acceptance of InterCure claims. Now, together with Cookies™ and our international partners, we will continue to develop Cannolam as the leading pharmacy chain for medical cannabis patients in Israel and worldwide. I am proud of our multi religion team of dedicated pharmacists and employees of the Givol™ chain who determinedly support patient communities across Israel during these challenging war time. Together we will win.”

About InterCure (dba Canndoc)

InterCure (dba Canndoc) (NASDAQ: INCR) (TASE: INCR) is the leading and fastest growing cannabis company outside of North America. Canndoc, a wholly owned subsidiary of InterCure, is Israel’s largest licensed cannabis producer and one of the first to offer Good Manufacturing Practices (GMP) certified and pharmaceutical-grade medical cannabis products. Cannolam a wholly owned subsidiary of InterCure, is the leading pharmacy chain for medical cannabis patients in Israel and worldwide. InterCure leverages its market leading distribution network, best in class international partnerships and a high-margin vertically integrated “seed-to-sale” model to lead the fastest growing cannabis global market outside of North America.

For more information, visit: http://www.intercure.co.

Forward-Looking Statements

This press release may contain forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to the security events in Israel and the effects of the current terrorist attacks by Hamas, and the war and hostilities between Israel and Hamas and Israel and Hezbollah, as well as statements, other than historical facts, that address activities, events or developments that InterCure intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause InterCure’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s success of its global expansion plans, its continued growth, the expected operations, financial results business strategy, competitive strengths, goals and expansion and growth plans, expansion strategy to major markets worldwide, the impact of the COVID-19 pandemic, the impact of the war in Ukraine and the conditions of the markets generally. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond InterCure’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to: changes in general economic, business and political conditions, changes in applicable laws, the U.S. regulatory landscapes and enforcement related to cannabis, changes in public opinion and perception of the cannabis industry, reliance on the expertise and judgment of senior management, as well as the factors discussed under the heading “Risk Factors” in InterCure’s Annual Information Form dated March 31, 2023, which is available on SEDAR at www.sedar.com, and under the heading “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form 20-F, filed with the Securities Exchange Commission on May 1, 2023. InterCure undertakes no obligation to update such forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contact:

InterCure Ltd.

Amos Cohen, Chief Financial Officer

amos@intercure.co